FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material fact dated April 25, 2010.

MATERIAL FACT
Banco Santander hereby announces that it has reached agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to the latter two institutions of the entire stake held by Grupo Santander in the companies Companhia Brasileira de Soluções e Serviços-CBSS (15.33% of the capital), and Cielo S.A. — formerly Visanet — (7.20% of the capital).
The total sale price agreed is 200 million Reales (approximately 85.3 million euros) for the 15.33% of CBSS and 1,464 million Reales (approximately 624.3 million euros) for the 7.20% of Cielo.
The net capital gain generated for Grupo Santander is approximately 233 million euros.
The closing of the transactions is subject to final documentation, the appropriate regulatory authorizations, and in the case of the sale of Cielo, authorization from the institutions who acted as coordinators of its initial public offering in BMF & Bovespa.
Boadilla del Monte (Madrid), 25th April 2010

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: April 25, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President